SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                  Rule 13d-102

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           TLC THE LASER CENTER INC.
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                                (Name of Issuer)

                                 COMMON SHARES
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                         (Title of Class of Securities)

                                   872934104
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                                 (CUSIP Number)

                               December 31, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               |_| Rule 13d-1 (b)
                               |_| Rule 13d-1 (c)
                               |X| Rule 13d-1 (d)

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      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872934104                                            Page 2 of 7 Pages
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Jeffery J. Machat

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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Citizenship or place of organization.

    Canada
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        4,032,293

    (6) Shared voting power:
        N/A

    (7) Sole dispositive power:
        4,087,500

    (8) Shared dispositive power:
        N/A

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(9) Aggregate amount beneficially owned by each reporting person.

    4,087,500
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(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
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(11) Percent of class represented by amount in Row 9.

     12.0%
--------------------------------------------------------------------------------
(12) Type of reporting person (see instructions).

     IN
--------------------------------------------------------------------------------

CUSIP No. 872934104                   13G/A                    Page 3 of 7 Pages
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    1123562 Ontario Limited

--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Citizenship or place of organization.

    Canada
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        N/A

    (6) Shared voting power:
        4,010,000

    (7) Sole dispositive power:
        N/A

    (8) Shared dispositive power:
        4,010,000

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(9) Aggregate amount beneficially owned by each reporting person.

    4,010,000
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.

     11.8%
--------------------------------------------------------------------------------
(12) Type of reporting person (see instructions).

     CO
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

CUSIP No. 872934104                   13G/A                    Page 4 of 7 Pages
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Machat Family Trust

--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Citizenship or place of organization.

    Canada
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        N/A

    (6) Shared voting power:
        4,010,000

    (7) Sole dispositive power:
        N/A

    (8) Shared dispositive power:
        4,010,000

--------------------------------------------------------------------------------
(9) Aggregate amount beneficially owned by each reporting person.

    4,010,000
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.

     11.8%
--------------------------------------------------------------------------------
(12) Type of reporting person (see instructions).

     OO
--------------------------------------------------------------------------------

CUSIP No. 872934104                   13G/A                    Page 5 of 7 Pages

Item 1(a). Name of Issuer:

           TLC THE LASER CENTER INC.

Item 1(b). Address of Issuer's Principal Executive Offices:

           5600 Explorer Drive, Suite 301
           Mississuaga, Ontario L4W 4Y2

Item 2(a). Name of Person Filing:

           Jeffery J. Machat
           1123562 Ontario Limited
           Machat Family Trust

Item 2(b). Address or Principal Business Office or, If None, Residence:

           16 York Mills Road, Suite 110
           North York, Ontario M2P 2E5

Item 2(c). Citizenship:

           Canada

Item 2(d). Title of Class of Securities:

           COMMON SHARES

Item 2(e). CUSIP No.:

           872934104

Item 3.     If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), Check Whether the Person Filing is a:

      N/A

CUSIP No. 872934104                   13G/A                    Page 6 of 7 Pages

Item 4.     Ownership.

            (a) The filing persons in the aggregate beneficially own 4,087,500 shares.

            (b) The aggregate shares owned constitute 12.0 percent of the class.

            (c) Dr. Machat has sole power to vote or to direct the vote of 4,032,293 of the shares and sole power to dispose or to direct the disposition of 4,087,500 of the shares.

                  1123562 Ontario Limited has shared power to vote or to direct the vote of 4,010,000 of the shares and shared power to dispose or to direct the disposition of 4,010,000 of the shares.

                  The Machat Family Trust has shared power to vote or to direct the vote of 4,010,000 of the shares and shared power to dispose or to direct the disposition of 4,010,000 of the shares.

            (d)   Dr. Machat has the right to acquire 55,207 shares.

Item 5.     Ownership of Five Percent or Less of a Class.

            N/A

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            N/A

Item 8.     Identification and Classification of Members of the Group.

            N/A

Item 9.     Notice of Dissolution of Group.

            N/A

Item 10.    Certifications.

            N/A

CUSIP No. 872934104                   13G/A                    Page 7 of 7 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date: March 31, 1999


                                    /s/ Jeffery J. Machat
                                    -----------------------------
                                    Jeffery J. Machat


                                    1123562 Ontario Limited

                                    By: /s/ Jeffery J. Machat
                                    -----------------------------
                                    Jeffery J. Machat


                                    Machat Family Trust

                                    By: /s/ Jeffery J. Machat
                                    -----------------------------
                                    Jeffery J. Machat